Exhibit 14.1
THE KEYW HOLDING CORPORATION

CODE OF BUSINESS CONDUCT AND ETHICS

I.	POLICY
KEYW and its non-employee directors, officers and employees will conduct all business in an ethical and professional manner at all times.

II.	PROCEDURES
Company Personnel will adhere to all tenets of this methodology at all times.  References to “Company Personnel” are intended to cover non-employee directors, officers, and employees.   The primary tenets of this relationship, although not restricted, are shown below:

A.	Conduct
Conduct business in an honest and open manner, in accordance with the highest ethical and professional standards;

B.	Company Interests
Protect the Company's interests with respect to regulatory, legislative and legal matters;

C.	Public Disclosure
Facilitate full, fair, accurate, timely and understandable disclosure in our Securities and Exchange Commission filings and in other public communications made by the Company;

D.	Legal Compliance
Comply with all legal requirements wherever the Company is doing business;

E.	Government Business
Execute all business with government officials and Company Personnel in a lawful and ethical manner;

F.	Company Assets
Use Company assets for only lawful and proper purposes;

G.	Company Records and Accounts
Keep Company books, records and accounts in a manner which accurately and fully reflects all transactions in accordance with generally accepted accounting principles with adequate internal controls;

H.	Company Personnel Activities
Avoid personal activities and interests which create, or appear to create, a conflict with the Company's or customer's interests;

I.	Insider Trading
Avoid trading in the Company’s securities if there is knowledge of material nonpublic information pertaining to the Company.

J.	Vigilant Reporting
Encourage Company Personnel vigilance with regard to violations of this policy under an open atmosphere of reporting without fear of retribution; and

K.	Indoctrination
Provide indoctrination on the provisions of this policy for new hires and periodic refresher training for Company Personnel.

III.	LEGAL COMPLIANCE AND ETHICAL STANDARDS
Company Personnel are expected to comply with applicable legal requirements and maintain high ethical standards with respect to all matters relating to the Company. Each supervisor is expected to ensure that the employees for whom the supervisor is responsible comply with this policy. Any person who violates the provisions of this policy will be subject to disciplinary action. Employees may be subject to termination. Willful disregard of criminal statutes underlying this policy may require the Company to refer such violation for criminal prosecution or civil action. All questions as to whether a proposed activity is legal should be cleared by Corporate Headquarters prior to commencement of such activity.

IV.	POLITICAL CONTRIBUTIONS

A.	Political Contributions by the Company
The Company makes no political contributions, directly or indirectly, for the benefit of any candidate for public office or in any primary election. Prohibited contributions include cash and anything else of value such as free or discounted hotel rooms, food and beverages, purchase of political dinner tickets, media advertising, and the use of corporate equipment and Company Personnel.

B.	Political Contributions by Company Personnel
Company Personnel are not compensated or reimbursed in any way for personal political contributions, or favored or prejudiced in any condition of employment or promotion as a result of making or failing to make a contribution.

V.	POLITICAL ACTIVITIES AND PUBLIC POSITIONS

A.	Company Personnel Participation
The Company encourages its Company Personnel to participate in local, state, and federal political processes including participation in partisan politics of the employee's choice. However, such activities may not be carried on during working hours and must be conducted so as to not interfere with the employee's job. Company Personnel seeking appointment or election to any government position should ensure that such service will not interfere with Company responsibilities and should discuss the matter with their supervisor or the Chairman of the Ethics Committee before proceeding.

B.	Company Personnel Actions
Any Company Personnel desiring to conduct any of the following will obtain prior written approval from the CEO:

1.	Appear on the Company's behalf before any public official, regulatory or legislative body, or

2.	Undertake on the Company's behalf, any campaign of public information with respect to public issues, or

3.	Conduct on Company premises any educational program to stimulate interest on the part of Company Personnel, or

4.	Use Company stationary with respect to any such matters, except where taking such action as part of their normal job responsibilities.

VI.	GOVERNMENT OFFICIALS AND COMPANY PERSONNEL
Matters relating to federal, state, local or foreign government officials and employees are conducted in all respects in a lawful and ethical manner so there may be full disclosure of all details, if necessary, without damage or embarrassment to the Company. The Company does not, directly or indirectly, retain or compensate or offer to retain or compensate any government official to perform legal, consulting or any other services. Payments, loans, expensive gifts or entertainment are not, directly or indirectly, paid, given, or offered to any government official or employee. Reasonable entertainment, courtesies having nominal value and other legitimate expenses incurred in connection with business operations may be extended to the extent they are lawful and appropriate under applicable customs and practices.

The Company complies fully with federal law in the hiring of former government employees who have had prior recent responsibility for award or management of KEYW contracts.

VII.	PAYMENTS TO EMPLOYEES OF CUSTOMERS OR SUPPLIERS
No commissions or other payments, loans, gifts, unusual entertainment or other things of value are, directly or indirectly, paid, given or offered to any employee or agent of any customer or supplier of the Company without first obtaining the written approval of the CEO, and of the officer of the customer or supplier having the authority to grant such authorization. Reasonable entertainment and other courtesies having nominal value may be extended to the extent they are lawful and appropriate under local business customs and practices.

VIII.	FINDER'S FEE OR COMMISSIONS
The Company discourages the payment of new business or similar finder's fees or commissions. No such payments are made without first reducing the agreement regarding the payments to writing. All such agreements must be approved in advance by the CEO.

IX.	CONFLICT OF INTEREST
Company Personnel are expected to avoid personal activities and interests which conflict with the Company's interests. Except through the Company, Company Personnel may not offer their skills or services to competitors or disclose proprietary Company or client information to any party not having a bona fide need to know.

X.	PAYMENTS TO COMPANY PERSONNEL
Company Personnel may not ask for or accept, anything of value, other than meals and gifts of nominal value offered in the normal course of business, from any person or business doing or seeking to do business with the Company or from any of the Company's competitors. Company Personnel may not use other Company Personnel, material, equipment or inside information for personal purposes, nor may they grant permission to others to do so.

XI.	COMPLIANCE WITH TAX AND CURRENCY LAWS
Company Personnel are expected to comply with all applicable tax and currency control laws. No part of an employee's compensation is paid outside the country where the employee is employed unless it has been determined by the Company that such payment is legal.

XII.	FACILITATING PAYMENTS
The Company makes no facilitating or similar payments to public officials, domestic or foreign.

XIII.	ACCOUNTING

A.	Corporate Funds and Assets
No undisclosed or unrecorded fund or asset of the Company shall be maintained for any purpose. No false or misleading entries may be made in the Company's books or records for any reason. No transaction may be effected, and no payment may be made on behalf of the Company with the intention or understanding that the transaction or payment is other than as described in the documentation evidencing the transaction or supporting the payment. All books, records and accounts must accurately and fully reflect the transactions of the Company and the disposition of its assets must be fully and accurately recorded.

B.	Corporate Records
The Company's records are to be kept in accordance with generally accepted accounting principles, with adequate internal controls established. No Company Personnel may make any misleading statement to any auditor during the course of the auditor's examination of the Company's books, records, accounts or financial statements. The Company's auditors are directed to advise the Company of anything coming to their attention indicating that the Company's Business Conduct policy is not being followed.

XIV.	TIME RECORDING
Employees are required to complete their Time Reports currently, accurately and completely in strict compliance with policy.

XV.	SALE AND PURCHASE OF GOODS AND SERVICES
Sales and purchases of goods and services are to be made in accordance with applicable laws. Payments and billings are to be made in such manner that full disclosure of their details would not damage or embarrass the Company.

No payment may be made directly to an account maintained by a party in a country other than that in which such party resides or maintains a place of business or has rendered services for which the payment is made except under circumstances giving no reasonable grounds for belief that the Company would thereby violate or facilitate the violation of any tax or exchange control laws.

XVI.	REPORTING OF VIOLATIONS
Employees have the responsibility to report suspected violations of this policy in a timely manner. In general, reports should be made within the Company through normal management channels. Employees who feel uncomfortable with making reports to their immediate management are free to make confidential reports to any corporate officer, or to the Audit Committee of the Board of Directors or any of its members (see Corporate Secretary for current Audit Committee member’s contact information).  It is the Company's policy to provide a free and open environment with regard to reporting violations so that no employee need fear retribution.  If the reporting employee feels that insufficient action has been taken within the Company, he/she has the opportunity to make a follow-on report directly to the appropriate government agency.

XVII.	APPROVALS AND WAIVERS
Certain provisions of this Code require Company Personnel to act, or refrain from acting, unless prior approval is received from the appropriate person in writing. Company Personnel requesting approval pursuant to this Code should request such approval through the Corporate Secretary.   Approvals relating to executive officers and directors must be obtained from the Company’s Ethics Committee.

Other provisions of this Code require Company Personnel to act, or refrain from acting, in a particular manner and do not permit exceptions based on obtaining an approval. Waiver of those provisions relating to executive officers and directors may only be granted by the Company’s Ethics Committee, and waivers relating to executive officers and directors must be promptly disclosed to shareholders.

XVIII.	COMPANY PERSONNEL TRAINING
Communication of the provisions of this policy to Company Personnel of the Company is essential to its effectiveness. Because of the potentially severe impact on the Company resulting from allegations of business practice impropriety, it is also critical that each person understand the meaning of every aspect of this policy. To these ends, the Company will conduct an indoctrination of all new hires and refresher training for all current Company Personnel on at least an annual basis.